Subject to Completion

Preliminary Pricing Supplement dated August 30, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Callable Notes

Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates

due September     , 2017

(the “Notes”)

$1,000 original public offering price per unit

The Notes:

•   The Notes are designed for investors who expect that the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) will be equal to or greater than the 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”) during the term of the Notes, and who wish to receive quarterly interest income to the extent that it becomes payable, as described below.

•   The Notes are callable (i.e., redeemable by us) on or after March     , 2009. Investors must be prepared to have their Notes redeemed on the first possible early redemption date.

•   Investors must accept the risk that (i) the Notes may yield a rate of return that is below the yield of our traditional debt securities having comparable maturities and (ii) on or after March     , 2009, the Notes may be redeemed by us.

•   For any quarter for which interest shall be payable on the Notes, we will pay such interest on the      day of March, June, September and December, beginning in December 2007.

•   During each quarterly interest period, interest on the Notes will accrue at a fixed rate which will be between 6.50% and 7.50% per annum multiplied by the accrual feature. The actual fixed rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

•   The accrual feature will equal the number of calendar days during the applicable quarterly interest period in which CMS30 is equal to or greater than CMS2, divided by the number of calendar days during such quarterly interest period, provided that CMS30 and CMS2 on the seventh business day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven business days prior to the end of such quarterly interest period. For calendar days that are not business days, the accrual feature calculation will use CMS30 and CMS2 from the last business day immediately preceding such calendar day.

•   100% principal protection on the maturity date or date of early redemption.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.                .

•   The settlement date for the Notes is expected to be September     , 2007.

Payment on the maturity date:

•   Unless earlier redeemed, for each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount per unit, plus any accrued and unpaid interest.

Payment if the Notes are redeemed early:

•   The Notes may be redeemed by us on any quarterly interest payment date on or after March , 2009 upon at least five business days’ notice to the trustee. In the event we redeem the Notes, you will receive a cash amount per unit equal to the $1,000 principal amount plus any accrued and unpaid interest to but excluding the date of redemption.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-6 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$1,000	$
Underwriting discount	$15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$985	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is September     , 2007.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-6
DESCRIPTION OF THE NOTES	PS-9
THE 30-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE AND THE 2-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE	PS-12
UNITED STATES FEDERAL INCOME TAXATION	PS-15
ERISA CONSIDERATIONS	PS-18
USE OF PROCEEDS AND HEDGING	PS-19
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-19
EXPERTS	PS-19
INDEX OF CERTAIN DEFINED TERMS	PS-20

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Principal Protected Callable Notes Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates due September     , 2017 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in September 2017, unless redeemed by us at an earlier date. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in September or October, the settlement date may occur in September or October and the maturity date may occur in September or October and the months in which Interest Payment Dates occur and the month when early redemption may commence will also be adjusted. Any references in this pricing supplement to the month(s) in which the settlement date, maturity date or Interest Payment Dates will occur is subject to change as specified above.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What will I receive on the maturity date of the Notes?

Unless earlier redeemed, on the maturity date, for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000 plus any accrued and unpaid interest.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including the original date of issuance of the Notes, for the initial quarterly interest period, or the most recent Interest Payment Date for which interest, if any, has been paid or provided for, to but excluding the next succeeding Interest Payment Date.

“Interest Payment Dates” for the Notes will be the          day of March, June, September and December of each year, commencing in December 2007, and will include the maturity date or the Early Redemption Date, as applicable.

During each quarterly interest period, interest will accrue at a fixed rate which will be between 6.50% and 7.50% per annum multiplied by the Accrual Feature. The actual fixed rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Accrual Feature” will equal the number of calendar days during the applicable quarterly interest period on which CMS30 is equal to or greater than CMS2, divided by the number of calendar days during such quarterly interest period, provided that CMS30 and CMS2 on the seventh Business Day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven Business Days prior to the end of such quarterly interest period. For calendar days that are not Business Days, the Accrual Feature calculation will use CMS30 and CMS2 from the

Business Day immediately preceding such calendar day.

“CMS30” equals the 30-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX1, at 11:00 a.m., New York City time, on the respective Business Day.

“CMS2” equals the 2-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX1, at 11:00 a.m., New York City time, on the respective Business Day.

Each quarterly interest period (other than the initial quarterly interest period from and including the original date of issuance of the Notes to but excluding December     , 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

How has CMS30 and CMS2 performed historically?

We have included a table and a graph showing the historical spread between CMS30 and CMS2 from January 1997 to July 2007, in the section entitled “Description of the Notes—The 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate”. We have provided this historical information to help you evaluate the behavior of the spread in various economic environments; however, past behavior of the spread is not necessarily indicative of how the spread will perform in the future.

How does the early redemption feature work?

The Notes may be redeemed by us on any Interest Payment Date, beginning on March     , 2009, upon at least five Business Days’ notice to the trustee. You should expect to receive less than five Business Day’s notice. In the event we redeem the Notes prior to the stated maturity date, you will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount, plus any accrued and unpaid interest to but excluding the Early Redemption Date.

For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption at the Option of ML&Co.” in this pricing supplement.

What about taxes?

You will generally be required to include payments of interest on a Note as ordinary interest income at the time such payments are accrued or received (in accordance with your regular method of tax accounting). For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date or redemption. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the spread in U.S. dollar swap rates, and the expectations of the number of days on which CMS30 is equal to or greater than CMS2. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the

Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in U.S. dollar swap rates and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of calculating, among other things, the interest payable on the Notes (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

The interest payable on the Notes during any quarterly interest period will depend on the number of days on which CMS30 is equal to or greater than CMS2. As a result, the possibility exists that you could receive little or no payment of interest on one or more of the Interest Payment Dates during the term of the Notes. If CMS30 is constantly below CMS2 over the term of the Notes, your return on the Notes would be limited to the principal amount of the Notes. Even if CMS30 is constantly equal to or greater than CMS2 over the term of the Notes, your return on the Notes will not exceed the fixed rate which will be between 6.50% and 7.50% per annum, payable quarterly.

Historically, the spread between CMS30 and CMS2 has at times been negative. A negative spread between CMS30 and CMS2 on a certain date would result in no accrual of interest on such date. We have no control over a number of matters, including economic, financial and political events, that may affect whether CMS30 exceeds or not exceeds CMS2. In recent years, the level of the spread between CMS30 and CMS2 has been variable and such variability may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

The Notes are subject to early redemption

We may redeem all, but not less than all, of the Notes on any Interest Payment Date on or after March     , 2009 upon at least five Business Days’ notice to the trustee. You should expect to receive less than five Business Days’ notice and you must be prepared to have your Notes redeemed on the first possible Early Redemption Date. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes, and more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

In the event that we redeem the Notes prior to the stated maturity date, you will receive only the $1,000 for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the Early Redemption Date, and you will not receive the benefit of any future interest payments. In the case of an early redemption, you will not benefit from the fact that CMS30 is equal to or greater than CMS2 after the Early Redemption Date and prior to the original stated maturity date.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. The price at which you could sell the Notes is also expected to be affected by our option to call all of the Notes on any quarterly Interest Payment Date on or after March     , 2009, which would effectively limit any returns a purchaser would otherwise realize in the absence of the call provision. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the spread between CMS30 and CMS2 and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The spread between CMS30 and CMS2 is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the number of days on which CMS30 is equal to or greater than CMS2 and the future expectations of the number of days on which CMS30 will be equal to or greater than CMS2. In general, the value of the Notes will increase when the spread between CMS30 and CMS2 increases and the value of the Notes will decrease when the spread between CMS30 and CMS2 decreases.

Changes in the volatility of the spread between CMS30 and CMS2 are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of CMS30 and CMS2 increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected affect the trading value of the Notes. We expect that the changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the spread between CMS30 and CMS2. This difference will reflect a “time premium” due to expectations concerning the spread between CMS30 and CMS2 during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the number of days on which CMS30 is equal to or greater than CMS2 over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

MLCS, our subsidiary, is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of CMS30 and CMS2. MLCS is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. Unless earlier redeemed, the Notes will mature on September     , 2017. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

We may redeem the Notes prior to the maturity date at the times described below. The Notes will not be subject to repayment at the option of the holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date (unless earlier redeemed), for each unit of Notes that you own, you will be entitled to receive a cash amount equal to $1,000, plus any accrued and unpaid interest per unit (the “Redemption Amount”).

Interest

We will pay interest, if payable, in cash in arrears on each Interest Payment Date commencing with the first Interest Payment Date next succeeding the original date of issuance of the Notes to and including the maturity date or the Early Redemption Date, as applicable. Interest will accrue from and including the original date of issuance of the Notes, for the initial quarterly interest period, or the most recent Interest Payment Date, to but excluding the next succeeding Interest Payment Date. “Interest Payment Dates” for the Notes will be the          day of March, June, September and December of each year, commencing in December 2007, and will include the maturity date or the Early Redemption Date, as applicable.

During each quarterly interest period, interest will accrue on the Notes at a fixed rate which will be between 6.50% and 7.50% per annum multiplied by the Accrual Feature. The actual fixed rate will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Accrual Feature” will equal the number of calendar days during the applicable quarterly interest period on which CMS30 is equal to or greater than CMS2 divided by the number of calendar days during such quarterly interest period, provided that CMS30 and CMS2 on the seventh Business Day prior to the end of a quarterly interest period will be deemed to be the rate applicable to each of the seven Business Days prior to the end of such quarterly interest period. For calendar days that are not Business Days, the Accrual Feature calculation will use CMS30 and CMS2 from the last Business Day immediately preceding such calendar day.

“CMS30” equals the 30-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX1, at 11:00 a.m., New York City time, on the respective Business Day.

“CMS2” equals the 2-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on Reuters page ISDAFIX1, at 11:00 a.m., New York City time, on the respective Business Day.

If, on any Business Day, CMS30 and/or CMS2 are not quoted on Reuters page ISDAFIX1, or any page substituted therefor, then CMS30 and CMS2 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the Calculation Agent at approximately 11:00 a.m., New York City time, on that day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed for floating U.S. dollar interest rate swap transaction with a term equal to 30 years or 2 years, as applicable, commencing on the applicable date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on Reuters page LIBOR01 at 11:00 a.m., New York City time, with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the three banks chosen by the Calculation Agent to provide a quotation of its rate. If at least three quotations are provided, the rate for the relevant date will be the arithmetic mean of the quotations. If two quotations are provided, the rate for the relevant date will be the arithmetic mean of the two quotations. If only one quotation is provided, the rate for the relevant date will equal that one quotation. If no quotations are available, then CMS30 and CMS2 will be the rates the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the relevant date.

Each quarterly interest period (other than the initial quarterly interest period from and including the original date of issuance of the Notes to but excluding December     , 2007) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day, the required payment of interest, Redemption Amount or Early Redemption Amount, as applicable, will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Early Redemption at the Option of ML&Co.

ML&Co., in its sole discretion, may redeem the Notes, in whole but not in part, on any Interest Payment Date beginning on March     , 2009, to but excluding the maturity date (the date on which the early redemption, if any, occurs being the “Early Redemption Date”) by giving notice to the trustee at least five scheduled Business Days prior to the Early Redemption Date. The holder of the Notes should expect to receive less than five Business Days’ notice. The notice to the trustee will specify the Early Redemption Date. The trustee will provide notice of the early redemption election to the registered holders of the Notes, specifying the Early Redemption Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive notice of the early redemption. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the early redemption option will be forwarded as more fully described in the accompanying general prospectus supplement under “Description of Debt Securities—Depositary”.

In the event ML&Co. redeems the Notes prior to the maturity date, the holder of the Notes will be entitled to receive a cash amount per unit of Notes equal to the $1,000 principal amount, plus any accrued and unpaid interest per unit to but excluding the Early Redemption Date (the “Early Redemption Amount”).

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each unit of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date, the Early Redemption Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120 (the predecessor of Reuters page FEDFUNDS1).

THE 30-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE AND

THE 2-YEAR U.S. DOLLAR CONSTANT MATURITY SWAP RATE

30-Year U.S. Dollar Constant Maturity Swap Rate and 2-Year U.S. Dollar Constant Maturity Swap Rate are “constant maturity swap rates” that measure the fixed rate legs of a hypothetical fixed-rate-for-floating rate swap transaction, where the fixed rate payment stream is reset each period relative to a regularly available fixed maturity market rate and is exchangeable for a floating 3-month LIBOR based payment stream.

The following table sets forth the historical month-end spread between CMS30 and CMS2 from January 1997 to July 2007. This data is not intended to be indicative of the future performance of the spread between CMS30 and CMS2 or what the value of the Notes may be. In addition, the historical data presented below sets forth only month-end spread between CMS30 and CMS2. Interest accruing on the Notes is determined in reference to daily spreads between CMS30 and CMS2. Any month-end trends in the spread between CMS30 and CMS2 is not necessarily indicative of the intra-month trends. Furthermore, any historical upward or downward trend in the spread between CMS30 and CMS2 during any period set forth below is not an indication that such spread is more or less likely to increase or decrease in value at any time over the term of the Notes.*

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Jan.	1.00	0.55	0.60	0.38	1.02	2.60	3.23	3.12	1.35	0.22	0.16
Feb.	0.87	0.45	0.58	0.36	1.09	2.56	3.22	3.20	1.20	0.00	0.21
Mar.	0.79	0.37	0.87	0.10	1.45	2.27	3.35	3.21	1.08	0.21	0.39
Apr.	0.77	0.36	0.80	-0.01	1.66	2.48	3.32	2.94	0.98	0.41	0.37
May	0.80	0.29	0.65	0.05	1.76	2.51	3.18	2.78	0.82	0.33	0.27
Jun.	0.76	0.22	0.77	0.04	1.77	2.78	3.30	2.58	0.65	0.18	0.46
Jul.	0.60	0.29	0.80	0.09	1.94	3.14	3.74	2.49	0.57	0.25	0.61
Aug.	0.70	0.69	0.84	0.09	1.90	2.88	3.37	2.52	0.52	0.21
Sept.	0.61	0.96	0.82	0.28	2.53	3.01	3.46	2.29	0.46	0.18
Oct.	0.56	1.18	0.84	0.27	2.69	3.32	3.26	2.22	0.47	0.18
Nov.	0.32	0.66	0.71	0.33	2.65	3.02	3.09	2.00	0.39	0.12
Dec.	0.32	0.65	0.56	0.46	2.67	3.24	3.25	1.78	0.22	0.14

*	Investors in the Notes may not realize a return consistent with the historical data presented even if equally favorable historical spreads continue during the term of the Notes, since the Notes are callable. See “Risk Factors—The Notes are subject to early redemption” above.

The following graph sets forth the historical levels of the daily spread between CMS30 and CMS2 for the period indicated above. On August 23, 2007, the spread between CMS30 and CMS2 was 0.57.

Movements in CMS30 and CMS2 are imperfectly correlated to movements in the 30-Year Treasury Rate and 2-Year Treasury Rate, respectively. The first graph below reflects the correlation between the month-end CMS30 relative to the month-end 30-Year Treasury Rate during the period from January 1997 to July 2007; the second graph reflects the correlation between the month-end CMS2 relative to the month-end 2-Year Treasury Rate during the same period.

Interest payable on the Notes will be imperfectly correlated to the spread between long-term interest rates (as measured by the 30-Year Treasury Rate) and short-term interest rates (as measured by the 2-Year Treasury Rate). Although long-term interest rates directionally follow short-term interest rates, long-term interest rates tend to lag short-term interest rates in magnitude. Specifically, when short-term interest rates rise, the spread between 30-Year Treasury Rate and 2-Year Treasury Rate tends to narrow (curve of the spread flattens); conversely, when short-term interest rates fall, the spread widens (curve becomes steeper).

The spread between long-term interest rates and short-term interest rates is influenced by a number of factors, including (but not limited to) monetary policy, fiscal policy, inflation and fundamental demand conditions. These factors interrelate in complex, and sometimes ambiguous, ways. Any factor which reduces the supply of or increases the demand for money available for borrowing will generally disproportionately affect short-term interest rates relative to long-term interest rates, thereby lowering the spread between CMS30 and CMS2. For example, monetary policy tightening by the Federal Reserve Bank through open market operations generates high nominal short-term interest rates initially, but, because of its anti-inflationary effects, these rates quickly fall back; since long-term rates embed expectations of this behavior of short-term rates, they rise by only a small amount. As a result, the spread between short-term interest rates and long-term interest rates declines when contractionary monetary policy shocks occur.

The spread between long-term interest rates and short term interest rates may narrow or become negative due to expectations of a recession or poor economic conditions. Expectations that a recession would be associated with falling interest rates may lead investors to shift from short-term Treasury notes to long-term Treasury notes, thereby raising the price (and lowering the yield) of long-term Treasury notes relative to short-term Treasury notes. Historically, the increase in rates from 1977 to 1981 was accompanied by a flattening and inversion of the yield curve (negative spread).

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, persons which are classified as partnerships, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

Payments of Interest. For the reasons discussed below, payments of interest on a Note generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting).

The following summary is based upon final Treasury regulations (the “OID Regulations”) released by the Internal Revenue Service (“IRS”) under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Under the OID Regulations, debt instruments having terms similar to the Notes (hereinafter “Variable Notes”) are subject to special rules whereby a Variable Note will qualify as a “variable rate debt instrument” if:

•	its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount, and

•	it provides for stated interest, paid or compounded at least annually, at current values of:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula that is based on objective financial or economic information. A rate will not qualify as an objective rate if it is based on information that is within the control of the issuer (or a related party) or that is unique to the circumstances of the issuer (or a related party), such as dividends, profits, or the value of the issuer’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the issuer). A “current value” of an objective rate is the value of the objective rate on any day that is no earlier than 3 months prior to the first day on which the value is in effect and no later than one year following that first day. Based upon the foregoing, the Notes should qualify as variable rate debt instruments which provide for stated interest at current values of a single objective rate.

If a Variable Note that provides for stated interest at a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument” under the OID Regulations and if the interest on a Variable Note is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually, then all stated interest on the Variable Note will constitute qualified stated interest and will be taxed accordingly. In general, payments of qualified stated interest are includible in a U.S. Holder’s income as interest at the time such payments are accrued or are received (in accordance with the U.S. Holder’s regular method of tax accounting). Thus, a Variable Note that provides for stated interest at a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” under the OID Regulations, such as the Notes, will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a “true” discount (i.e., at a price below the Variable Note’s stated principal amount) in excess of a specified de minimis amount. Since the Notes will be originally issued at a price equal to $1,000 per unit of the Notes, the Notes will be treated as providing only for qualified stated interest and not as having been issued with original issue discount. In the case of a Variable Note that provides for a single objective rate, the specific amount of qualified stated interest that accrues during an accrual period on such a Variable Note is determined under the rules applicable to fixed rate debt instruments by assuming that the objective rate is a fixed rate equal to a fixed rate that reflects the yield that is reasonably expected for the Variable Note. The qualified stated interest allocable to an accrual period is increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Sale, Exchange, Redemption or Retirement of the Notes. Generally, the sale, exchange, redemption or retirement of a Note will result in taxable gain or loss to a U.S. Holder. The amount of any such gain or loss will be equal to the difference, if any, between (a) the amount realized by the U.S. Holder on that sale, exchange, redemption or retirement and (b) the U.S. Holder’s adjusted tax basis in the Note, except to the extent that any such gain or loss is attributable to accrued but unpaid interest, which will be taxable as such. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the U.S. Holder’s original purchase price paid for the Note. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder as a capital asset for more than one year as of the date of the sale, exchange, redemption or retirement. The deductibility of capital losses is subject to certain limitations.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Accrual Feature	PS-3
Business Day	PS-4
Calculation Agent	PS-5
Early Redemption Date	PS-12
Interest Payment Date	PS-3
Notes	PS-1
Pricing Date	PS-3

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Callable Notes

Linked to the 30-Year/2-Year U.S. Dollar Constant Maturity Swap Rates

due September     , 2017

(the “Notes”)

$1,000 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

September     , 2007